

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

Mr. Joseph S. Schwertz, Jr.
Executive Vice President and General Counsel
Whitney Holding Corporation
Suite 626 Whitney Building
228 St. Charles Avenue
New Orleans, Louisiana 70130

Re: Whitney Holding Corporation
     Form 10-K/A for the Fiscal Year Ended December 31, 2010
     Filed April 18, 2011
     File No. 000-01026

Dear Mr. Schwertz:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Erin Purnell
       Attorney